AM 3/12/2004 **

04002917

VR 3/18/04

RECD S.E.C.
MAR 1 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gardner Rich & Company

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 South Financial Place
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Gardner (312) 922-3333
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive **(Address)** Chicago **(City)** IL **(State)** 60606-3392 **(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

3.25.2004 AM

OATH OR AFFIRMATION

I, Christopher Gardner, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Gardner Rich & Company, as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
20th day of February 2004

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Gardner Rich & Company

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Gardner Rich & Company
Table of Contents
December 31, 2003

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Gardner Rich & Company

We have audited the accompanying statement of financial condition of Gardner Rich & Company as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gardner Rich & Company as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 13, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Gardner Rich & Company
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 352,895
Due from clearing brokers	100,970
Furniture, equipment and leasehold improvements, net	293,672
Other assets	98,462
Total assets	$ 845,999

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 288,718
Liabilities subordinated to claims of general creditors	127,692
Stockholder's equity	
Common stock	26,000
Paid-in capital	250,000
Retained earnings	698,575
	974,575
Less advances to stockholder	(544,986)
Total stockholder's equity	429,589
Total liabilities and stockholder's equity	$ 845,999

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Gardner Rich & Company (the "Company") is a registered securities broker-dealer and a commodities introducing broker, introducing transactions on a fully disclosed basis through other brokers.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are all highly liquid investments purchased with a maturity of three months or less.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are carried at cost and depreciated by an accelerated depreciation method over the estimated useful lives of the assets. Leasehold improvements are carried at cost and amortized over the lesser of the life of the assets or the lease term.

Income Recognition—Commission income and expense are recorded on trade date.

Income Taxes—The Company has elected to be taxed as an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the stockholder is responsible for individual income taxes on the Company's taxable income.

Note 2 Advances

Cash advances to the stockholder bear no interest and are payable on demand.

Note 3 Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2003 consist of:

Furniture and equipment	$ 208,724
Leasehold improvements	155,215
	363,939
Accumulated depreciation and amortization	(70,267)
Net	$ 293,672

Note 4 Liabilities Subordinated to Claims of General Creditors

The Company borrowed $200,000 from the stockholder under a subordinated loan agreement that matures January 31, 2004. The agreement provides, among other things, for payment of interest at the prime rate plus 2 percent. Subordinated borrowings are available in computing adjusted net capital under the minimum net capital requirements, and to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During the year, the Company repaid $72,308 to the stockholder. Effective January 31, 2004, the loan of $127,692 was renewed to January 31, 2005.

Note 5 Commitments and Contingencies

The Company has a noncancelable operating lease for office space through March 31, 2016. Total base lease commitments are as follows:

2004	$ 309,933
2005	314,100
2006	322,433
2007	326,600
2008	330,734
Thereafter	2,596,600
	$ 4,200,400

The Company also leases additional space annually for $90,000 per annum under a lease expiring on October 31, 2004.

Note 6 Off-Balance-Sheet Credit and Market Risk

Securities transactions of customers located primarily in the Midwest and East Coast regions are introduced to and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

Amounts on deposit at a bank, and receivables from and on deposit with the clearing broker represent concentrations of credit risk. The Company does not anticipate nonperformance by its bank or the clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the bank and the clearing broker with which it conducts business.

Note 7 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Commodities Futures Trading Commission Minimum Capital Requirements (Regulation 1.17). Under the rule, the Company is required to maintain "net capital" equal to $100,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of approximately $164,000 and $100,000, respectively.

CHECKERS
Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report on Internal Control

Board of Directors of
Gardner Rich & Company

In planning and performing our audit of the financial statements of Gardner Rich & Company (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirement pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
... 312 634 3410 www.amgnet.com

assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's (collectively, the Commissions) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

It is not practicable for a company of this size to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and as a result, greater reliance is placed on close supervision of the accounting records by management on a daily basis.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, CFTC and other regulatory agencies that rely on Rule 17a-5(g) of the SEC in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 13, 2004